UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-A/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CELADON GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	13-3361050
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9503 East 33rd Street One Celadon Drive, Indianapolis, IN	46235
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☒

Securities Act registration statement file number to which this form relates:  Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Series A Junior Participating Preferred Stock Purchase Rights
(Title of class)

Explanatory Note:

This Form 8-A/A (Amendment No. 1) amends the Registration Statement on Form 8-A filed on August 10, 2018 by Celadon Group, Inc. (the “Company”) with respect to the rights to purchase shares of the Company’s preferred stock issued pursuant to the Section 382 Tax Benefits Preservation Plan dated as of August 9, 2018, by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent.

Item 1.          Description of Registrant's Securities to be Registered.

As previously reported, on August 10, 2018, after approval by the Company’s Board of Directors (the “Board”), the Company adopted a Section 382 Tax Benefits Preservation Plan, dated as of August 9, 2018, by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Section 382 Tax Benefits Preservation Plan” or the “Plan”), and declared a dividend distribution of one preferred share purchase right (each, a “Right”) for each outstanding share of common stock, par value $0.033, of the Company (the “Common Stock”) to shareholders of record as of the close of business on August 20, 2018. The Plan is intended to act as a deterrent to any person or group acquiring beneficial ownership of 4.99% or more of the outstanding Common Stock without the approval of the Board, in an effort to diminish the risk that the Company’s ability to utilize its net operating loss carryovers would be limited by experiencing an “ownership change” within meaning of Section 382 of the Internal Revenue Code of 1986, as amended.

On July 31, 2019, the Company entered into a Warrant Purchase Agreement (the “Warrant Purchase Agreement”) with Luminus Energy Partners Master Fund, Ltd. (“Luminus”), pursuant to which Luminus acquired an immediately exercisable warrant to purchase 16,000,000 shares of Common Stock (or preferred stock convertible into Common Stock) (the “Initial Warrant”) and a warrant to purchase 5,472,845 shares of Common Stock (or preferred stock convertible into Common Stock) that becomes exercisable only upon a change in control, as defined in such warrant (the “Change in Control Warrant” and, together with the Initial Warrant, the “Warrants”).  The number of shares of Common Stock or preferred stock underlying the Warrants is subject to adjustment under certain circumstances, as further described in the Warrants.

Prior to the Company’s entry into the Warrant Purchase Agreement and issuance of the Warrants, the Board adopted resolutions at a special meeting pursuant to which (i) the Board designated as an “Exempted Amount” under the Plan the shares of Common Stock already held by Luminus or its affiliates, plus all shares issuable upon exercise of the Warrants, plus shares issuable upon the exercise of preemptive rights granted under the Warrant Purchase Agreement, including, without limitation, any Common Stock issued upon the conversion of preferred stock issued under the Warrants; and (ii) the Board designated Luminus an “Exempt Person” under the Plan with respect to the Exempted Amount and determined that Luminus would not be deemed an “Acquiring Person” under the Plan in connection with Warrant Purchase Agreement and the Warrants.  As a result, the issuance of the Warrants to Luminus and any securities of the Company in connection with the exercise of the Warrants, including, without limitation, the issuance of Common Stock upon the conversion of preferred stock issued under the Warrants, will not cause the Rights to become exercisable.

The Warrant Purchase Agreement also requires the Company to amend the Plan so that Luminus and its affiliates are “Exempt Persons” thereunder for all purposes.  Once the Plan is so amended, acquisitions of Common Stock or other securities by Luminus or its affiliates (whether in connection with the Warrants or otherwise) would not cause the Rights to become exercisable.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:          August 6, 2019

Celadon Group, Inc.
By:	/s/ Vincent Donargo
Name:	Vincent Donargo
Title:	Chief Financial Officer